Exhibit 99.1

CI Financial Confirms Confidential Submission of Draft Registration Statement for Proposed Initial Public Offering of CI U.S. Holdings Inc.’s Common Stock

TORONTO & MIAMI--(BUSINESS WIRE)--December 22, 2022--CI Financial Corp. (TSX: CIX; NYSE: CIXX) (“CI”), the parent of CI US Holdings Inc. (“CI US”), confirms that CI US has confidentially submitted a draft registration statement on Form S-1 with the Securities and Exchange Commission (the “SEC”), relating to a proposed initial public offering of common stock of CI US. The number of shares to be offered and the price range for the proposed offering have not yet been determined. The initial public offering is expected to take place after the SEC completes its review process, subject to market and other conditions. The company is making the announcement at this time to be responsive to numerous requests for an update on the status of the submission, the content of which remains confidential.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations of offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended ("Securities Act"). This announcement is being issued in accordance with Rule 135 under the Securities Act.

Forward-Looking Statements

This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties, including statements relating to the intention to conduct an IPO of CI U.S. Holdings Inc.’s common stock following SEC review. All forecasts, projections, future plans or other statements, other than statements of historical fact, are forward-looking statements and include words or phrases such as "believes," "will," "expects," "anticipates," "intends," "estimates," "plan," "believe," "would" and words and phrases of similar import. The forward looking statements in this press release are also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, and involve substantial risks and uncertainties. We can give no assurance that such expectations will prove to be correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of CI. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions (including in U.S. equity markets), interest and foreign exchange rates, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Except as required by law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Jimmy Moock
Managing Partner, StreetCred
610-304-4570
jimmy@streetcredpr.com
ci@streetcredpr.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com